Filed by Civista Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Community Bancorp

Commission File No.: 0-54876

Date: April 27, 2018

The following is a transcript of remarks by Civista Bancshares, Inc. executives as part of an investor conference call on April 27, 2018, a webcast of which has been made available at http://www.civb.com.

Civista Bancshares, Inc. [CIVB]

First Quarter Earnings Announcement Conference Call

Friday, April 27, 2018, 1:00 PM ET

Officers and Speakers

  Dennis Shaffer; Civista Bancshares, Inc.; President and CEO

  Rich Dutton; Civista Bancshares, Inc.; SVP, COO of Civista Bank

  Chuck Parcher; Civista Bancshares, Inc.; SVP, Chief Lending Officer of Civista Bank

  Paul Stark; Civista Bancshares, Inc.; SVP, Chief Credit Officer of Civista Bank

Analysts

  Nick Cucharale; Sandler O’Neill + Partners, LP

  Michael Perito; Keefe, Bruyette, & Woods, KBW

  Kevin Reevey, D.A. Davidson & Co.

Presentation

Operator: Good day, everyone, and welcome to the Civista Bancshares, Inc. first quarter 2018 earnings release.

(Operator Instructions)

Please note that today’s event is being recorded.

I would now like to turn the conference over to Dennis Shaffer, President and CEO. Please go ahead.

Dennis Shaffer: Thank you. Good afternoon. I would like to thank you for joining us for our first quarter 2018 earnings call.

I am joined today by John Betts, SVP of the Company and Chief Risk Officer of the Bank; Rich Dutton, SVP of the Company and Chief Operating Officer of the Bank; Donna Jaskolski, SVP of the Company and Customer Experience Officer of the Bank; Jim McGookey, SVP of the Company and In-House Legal Counsel of the Bank; Todd Michel, SVP of the Company and Controller of the Bank; Chuck Parcher, SVP of the Company and Chief Lending Officer of the Bank; and Paul Stark, SVP of the Company and Chief Credit Officer of the Bank.

Before we begin, I would like to remind you that during today’s call, including the question-and-answer period, you may hear forward-looking statements related to the future financial results and business operations for Civista Bancshares, Inc. Our actual results may differ materially from current management forecasts and projections as a result of factors over which the Company has no control. Information on these risk factors and additional information on forward-looking statements are included in our news release and in the Company’s reports on file with the Securities and Exchange Commission.

We will record this call and make it available on Civista Bancshares’ website at CIVB.com.

Again, welcome to Civista Bancshares’ first quarter 2018 earnings call. I would like to begin by discussing our results which were issued this morning. At the conclusion of my remarks we will take any questions that you may have.

Overall, our first quarter of 2018 — our 2018 results — overall, our first quarter 2018 was another quarter of strong core earnings, sustaining the momentum we’ve enjoyed over the past several quarters. Our continued focus on growing noninterest income streams is yielding results. Noninterest income for the quarter grew by over 9% over the first quarter of 2017.

In addition to our strong financial performance, the quarter was highlighted by the announcement of our agreement to acquire United Community Bancorp, a $546 million asset bank located just west of Cincinnati in Lawrenceburg, Indiana.

This morning we reported net income to our common shareholders for the first quarter of 2018 of $6.7 million, or $0.55 per diluted share, compared to $4.3 million, or $0.40 per common share, for the same period in the prior year. I would like to point out that as a result of the 2017 tax cut and jobs act, our effective tax rate fell to 14.6%, compared to 29% in 2017. The reduction in our federal income tax rate accounted for $797,000, or approximately 33%, of our increase in net income.

Our first quarter was another one we can be proud of, with a return on average assets of 1.70% and a return on average equity of 15.37%.

Looking at our balance sheet, during the first quarter total assets increased $74.4 million, or 4.9%. This increase is almost entirely attributable to the increase in cash balances of $78.5 million from our income tax refund processing program, partially offset by a decline in our loan portfolio of $10.9 million.

From what we’ve seen, the first quarter of 2018 has been a challenging quarter for loan growth across the industry. With Ag loan paydowns and construction on our commercial projects slowing due to weather, our first quarter is typically our slowest quarter in terms of loan growth.

In addition, the prolonged winter season has depressed loan growth across the industry. We did originate approximately $98 million in loans during the quarter. However, some of those loans have yet to be drawn upon.

We also expressed, or experienced, approximately $76 million in paydowns, which nets to a decline of about $10 million in balances.

We ended the quarter with $82 million in undrawn construction loans that we expect to begin drawing up as the Ohio weather breaks. Our loan pipeline is strong in all markets across our footprint. Our outlook continues to be that we will grow our loan portfolio in the mid-single digits in 2018.

Deposits increased $85.7 million, or 7.1%, from December 31, 2017. While we did see a growth in our core deposit accounts, the primary driver for the increase was deposits related to our income tax refund program, which allowed us to reduce broker deposits by $109.4 million.

Our capital levels continue to exceed all regulatory thresholds for being well capitalized. As we have demonstrated, we will be disciplined in our approach to deploying capital through both organic and acquisitive growth like our announced acquisition of UCB.

Let me talk a little bit about net interest income. We were very pleased with the growth in our net interest income, which increased $1.9 million, or 14.6%. The increase was the result of an additional $79.5 million in average loans outstanding, along with a 35-basis-point increase in the yield of our loan portfolio.

Our first quarter net interest margin remained strong, at 4.05%, compared to 3.67% for the first quarter of 2017. Historically, the excess cash generated from our income tax refund processing program in the first and second quarters has had a significant impact on our margin. That impact was reduced this year for several reasons.

While we have essentially held our tax refund processing business constant for each of the past three years, our balance sheet has continued to grow, and loans, which are our highest yielding assets, comprise a larger portion of our average earning assets. Additionally, during the first quarter of 2018, we used some of the cash generated from our tax program to replace short-term wholesale borrowings, which resulted in a lower amount of excess cash sitting in our account at the Fed than in the previous first quarters.

All of these items together lessened the impact the excess cash has had on our first quarter margin, resulting in an overall effect of reducing our margin by just 3 basis points, compared to 33 basis points in 2017.

With respect to deposit pricing, we are experiencing very limited pressure to increase rate. Between the first quarter of 2017 and 2018 the federal funds rate has increased 100 basis points, while our average cost of interest-bearing liabilities only increased 14 basis points.

As stated on prior calls, we continue to increase pricing on a one-off basis to select large accounts, with very little impact on our overall funding cost. Our overall funding rates remain extremely favorable, at just 52 basis points, for the quarter.

Our strategy of keeping our balance sheet asset sensitive has been successful, as the increase in our earning asset yield outpaced the increase in our funding rates.

I’ll talk a little bit about noninterest income. Our noninterest income was up $5.6 million for the quarter, an increase of $478,000, or 9.3%. Service charges increased $89,000, or 8.5%. $34,000 of this increase was the result of us changing our earnings credit, or the rate we used to offset service charges on business deposit accounts, while overdraft charges made up $43,000 of this increase.

Net gain on sale of loans includes both residential mortgage and SBA loan sales. Our gain on the sale of residential mortgage loans was $314,000, while our gain on the sale of the guaranteed portion of SBA loans was $19,000. Combined, our gain on sale of loans increased $76,000, or nearly 30%.

Our volume of residential mortgage loans sold increased 20.4%, to $14.6 million, for the first quarter of 2018, while the average premium earned on the sale of mortgage loans improved from 2.10% to 2.15%. Our residential mortgage pipeline is also solid going into the second quarter.

Those of you who have been following us know that wealth management has been and continues to be a focus. Wealth management fees increased $145,000, or 20.5%. Our average assets under management increased to $479.4 million, compared to $424.5 million for the first quarter of 2017. We continue to view wealth management as an opportunity to grow noninterest income.

Our income tax refund program continues to be an important contributor to our first, and to a lesser extent, second quarter operations. Income from that program for the first quarter was $2.2 million, which was consistent with that of the prior year.

Other noninterest income increased $86,000. The largest single component of this increase was a $57,000 increase in swap fee income.

I’ll now talk a little bit about noninterest expense. Our noninterest expense increased $703,000, or 6.1%, compared to the first quarter of 2017. Our compensation expense increased $392,000, largely due to an increase in health insurance costs of about $145,000. We self-insure our health insurance, which results in lower cost over time but has a tendency to provide higher costs toward the beginning of a plan year.

Our net occupancy and equipment expenses increased $148,000 due to increased utility expenses and snow removal costs. The previous two years we have experienced much milder winters. 2018 has been more of a typical winter here in Ohio, which resulted in higher costs.

Professional services increased $101,000, primarily due to services to assist with our workflow initiatives and process improvement projects and the reinstatement of examination fees by the state of Ohio. We are pleased with the impact our investments in production and support positions during late 2017 and early 2018 have had on our efficiency ratio, which was 59.2%, compared to 62.5% for the first quarter of 2017. With the additional revenue from our income tax refund program during our first and second quarters, we anticipate our efficiency revenue will normalize over the balance of the year into the low 60s.

Our asset quality remained strong, which gave us another quarter where we did not need to make a provision. Our nonperforming loans declined to $8.3 million from $9.5 million at the end of 2017, which represented 0.52% of total assets. The ratio of allowance for loan losses to loans was 1.11% at March 31, 2018, compared to 1.13% at December 31, 2017. The allowance for loan losses to nonperforming loans increased to 154.21% at March 31, 2018, from 137% at the end of 2017. We continue to be disciplined in how we originate loans and believe this is reflected in our continued strong credit metrics.

I would now like to take a moment and give you a brief update on our announced partnership with UCB. There are a number of reasons we feel Civista and our shareholders will benefit from this transaction.

At $546 million in assets it will accelerate our growth as well as provide the efficiencies that come with greater scale. In addition to being a natural extension of our footprint, UCB provides entry into southeastern Indiana and the Cincinnati MSA, which will give Civista a presence in each of Ohio’s top five MSAs. The low-cost core deposit relationships will provide funding for commercial lending across our footprint, and we are confident we will be able to leverage our commercial lending expertise to accelerate and expand on what UCB’s management has already started in and around Cincinnati, southeast Indiana and northern Kentucky.

All of that being said, we are probably most excited with the prospect of partnering with an organization and people that value community banking and being a positive member of the local communities the way Civista does. The more our two organizations interact the most confident we become that this is very much a cultural fit that will yield significant economic benefit to our customers and our shareholders for years to come. We are in the initial stages of filing for our regulatory approvals, and, while nothing is certain, we continue to believe we are on track for the transaction to close in the third quarter of this year.

In closing, while the lending environment remains competitive, we are confident that our continued focus on relationships will allow Civista to grow both loans and deposits without relaxing our standards.

We are very pleased with another strong quarter and year fueled by solid core earnings and are excited about the opportunities partnering with UCB will provide Civista and its shareholders going forward. We are confident our disciplined approach to managing Civista and our long-term focus on driving shareholder value will yield results of which we continue to be proud.

Thank you for your attention this afternoon, and now we will be happy to address any questions that you may have.

Questions & Answers

Operator: (Operator Instructions)

And our first questioner today will be Nick Cucharale, with Sandler O’Neill. Please go ahead.

Nick Cucharale: Just regarding the margin commentary, very helpful, Dennis. And I don’t want to get too far ahead, but with the significant reduction in the average cash balances do you kind of expect that dynamic to recur in future periods?

Dennis Shaffer: As far as the improvement of the net interest margin?

Nick Cucharale: Or just the lessening of the drag in the first quarter.

Dennis Shaffer: I would say yes. Rich, do you want to comment further?

Rich Dutton: I mean, Nick, we’ve held the operations of the tax program constant for three years while our balance sheet has grown, and I think the big difference maybe this year in addition to that was the fact that we had about $100 million of broker deposits that we paid off with some of those proceeds. So we had more of our assets invested in higher earning assets as opposed to just sitting at the Fed earning whatever the Fed rate was, even though that continues to increase. So that’s kind of a long answer to yes, we would anticipate that the drag going forward would be more similar to what we had this year as opposed to what it had been in prior years.

Nick Cucharale: Okay, that’s very helpful. And then just more broadly, kind of as we go into the second quarter here, what is your NIM outlook going forward?

Dennis Shaffer: We think we’ll get improvement of the NIM. I mean, historically we have, and we think that will continue. So, our loan yield was up about 35 basis points year over year, so we think that — and our funding costs were only up about 14 basis points, so we think we’ll continue to get that. And then with the tax money, that impact being less than those deposits that we’ll be carrying, we should be able to continue to improve the margin.

Rich Dutton: So, Nick, if I could just add, like Dennis said in his comments, I mean, there was really only three basis points of impact for that tax cash. So I think we would anticipate some slight expansion going forward. That’s probably —

Nick Cucharale: Okay, great. And then just on the loan growth front, obviously some seasonality this quarter. Are there any markets in particular that are ramping up, or are the healthy pipelines kind of pretty broad-based at this point?

Chuck Parcher: It’s pretty broad-based right now, Nick. This is Chuck Parcher. Obviously Columbus and Cleveland still kind of dominate a lot of our loan growth, but we’re really seeing — we’re seeing good, healthy pipelines across all the region, actually.

Nick Cucharale: Okay. That’s all I had. Thank you.

Operator: And the next questioner today will be Michael Perito, with KBW. Please go ahead.

Michael Perito: I wanted to just clarify the prior margin comment, because I think the NIM, I guess, will expand next quarter, but once United comes on, I mean, it’s going to come down at least probably like 20, 25 BIPS, right? And when all that liquidity comes on the balance sheet?

Dennis Shaffer: It will come down a little bit, yes.

Michael Perito: Okay. And then — but then as you deploy that the hope will be that it’ll start expanding off of that. Is that correct?

Dennis Shaffer: Correct.

Michael Perito: Okay. Great, helpful. Thank you. I was curious what — can you remind us in the Cincinnati market how you feel from a personnel standpoint you stand today to kind of drive business growth in that market? Can you tell us what you have operating down there from a lending capacity and what you’ll be getting and if you think you need to make any additions there?

Dennis Shaffer: Well, today with our office is kind of in the southern part of Dayton, we do have a commercial lender there that has worked that market for a number of years with a prior financial institution, and he continues to pull business out of there. We will team him up eventually with the UCB office that’s going to probably be in northern Kentucky. So we think from a lending standpoint we’re pretty well positioned. They’ve been trying to add people, and they actually have an opening that we need to really fill once they come onboard as far as another lender.

Otherwise we feel we’re in pretty good shape. We will eventually add a wealth officer, a wealth management officer, into the mix down there to sell wealth services. But other than that we feel we’re in pretty good shape with the personnel that they have coming onboard.

Chuck Parcher: Personnel’s a pretty good mix with both CNI and CRA, so it should give us the right opportunity to pick up in both of those categories.

Michael Perito: Okay. And then on the wealth and the trust side, I mean, you’ve had two kind of really strong quarters back to back here. How much of that has been market driven, and how much new business have you guys been able to bring on over the last 6 to 12 months in that segment of the business?

Dennis Shaffer: New money we’ve increased. We’ve been averaging about 10% increase in growth there on new money. A lot of the impact in that change has been we restructured that. We restructured our department, and the way we are compensating our employees is a little bit different there, so that is driving a — we’ve eliminated some of the trailing income that they were receiving, and that is driving some of the results to the bottom line there.

So that’s been a significant improvement that we made, as well as we had a system change that will save us probably about $120,000 or so a year with that department. So, from a profitability standpoint, we made some enhancements there that should drop more to the bottom line. We continue to grow it at about a 10% pace.

We do think we have opportunity to kind of continue to expand that business, because the transaction not only — will not only be going into the Cincinnati marketplace and the southeast Indiana marketplace selling wealth services, but we should be able to use the increased earnings to kind of build out that business for us, and we may be able to expand a little bit more into Cleveland and Columbus and do a little bit more out of those markets, as well.

Michael Perito: Okay, helpful. And then just one last one for me, just a quick clarification. Dennis, you said on the call I believe that — was it that you expect the full year efficiency to be in the low 60s, or you expect the quarterly run rate to normalize in the low 60s going forward?

Dennis Shaffer: The full year.

Michael Perito: Full year. Perfect. Okay. Very well. Thank you for taking my questions, guys. Have a great weekend.

Operator: [Operator Instructions]

And our next questioner today will be Kevin Reevey, with D.A. Davidson. Please go ahead.

Kevin Reevey: So, first question is looked like you didn’t take a provision this quarter. How should we think about provisioning going forward for the rest of the year?

Paul Stark: I think we’ve been trying to, we’ve been saying — this is Paul Stark, I’m sorry, we’ve been saying that we’re going to provide based on growth and any charge-offs, and obviously the reason, one of the main reasons we didn’t provide this quarter was the growth was just a little flat, and risk profile has improved. I don’t know how much more we can squeeze out of that in terms of further improvement. So we do expect — I mean, I know we probably said this a couple of times, but we do expect that we’ll have to provide based on our plans, particularly for growth.

Dennis Shaffer: Our credit quality really improved. If you look at it year over year from first quarter last year to first quarter this year, the past dues were down 45%. So we thought a year ago we were at an all-time low, and it just keeps getting a little bit better. So we follow the formula, and there was really no need to provide, so we did not do so in the first quarter.

Kevin Reevey: And then moving along to competition, appreciate your commentary on deposit competition. Could you give us some color on the competition you’re seeing for lending in your markets?

Chuck Parcher: Yes, it has been a little bit more competitive than it has been in the last probably 12 to 18 months. With the rate increases we’ve seen a few banks kind of hold rates down and have them increased at the same velocity of the market, from that perspective. But, to be honest with you, the deal that we really, really want to get we’ve priced to get those and haven’t had a problem acquiring them. It’s just a matter of we’ve had to sharpen our pencil a little bit more, but at the same time, our yield on loans was due to increase, and the fact that we’ve been in the mid to high 90s from a loan to deposit ratio, we haven’t really had to stretch to try to get some lower earning loans.

Kevin Reevey: And then, lastly, in your prepared remarks you said you were looking for mid, if I hear you correctly, mid-single digit loan growth this year on an organic basis. I know historically it was mid- to high-single digit. Am I reading too much into that?

Paul Stark: Yes, I think we’re still in that mid to high range. Like Dennis said, we’ve got about — we’re sitting on about $82 million of construction loans to fund here between now and the end of the year, let alone what’s in our pipelines, and we’re seeing some — we’ve really seen some activity pick up here in the last four to six weeks as far as stuff that hasn’t totally entered the pipeline but we’re working on it. So we still feel pretty optimistic about the year on the lending side.

Kevin Reevey: Excellent. Thank you.

Operator: And there look to be no further questions, so this will conclude our question-and-answer session. I would like to turn the conference back over to Dennis Shaffer for any closing remarks.

Dennis Shaffer: Yes, I would just say that we were very pleased with the quarter. With the tax — jobs act and tax cut that only attributed to 33% of that $2.4 million increase that we had for the — when you look at quarter compared to 2017 first quarter. So we were really pleased with that. Net interest income was up $1.9 million, and the noninterest income and really a lot of our business lines were up. So we were very, very pleased with the results for this quarter, and we’re very optimistic going forward.

So thank you for participating.

Operator: And the conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

FORWARD-LOOKING STATEMENTS

The investor presentation remarks by Civista executives contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Civista does not assume any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Civista anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Civista’s Annual Report on Form 10-K, those disclosed in Civista’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”) and:

•	the proposed transaction may not be timely completed, if at all;

•	prior to the completion of the proposed transaction or thereafter, Civista’s and United Community’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors;

•	required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all;

•	reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and

•	diversion of management time on merger-related matters.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements.

IMPORTANT ADDITIONAL INFORMATION

The investor presentation was made discuss first quarter 2018 results and the discussion includes an update on the proposed transaction involving Civista and United Community. In connection with the proposed transaction, Civista intends to file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE RESPECTIVE INVESTORS AND SHAREHOLDERS OF CIVISTA AND UNITED COMMUNITY ARE URGED TO CAREFULLY READ THE ENTIRE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CIVISTA, UNITED COMMUNITY AND THE PROPOSED TRANSACTION. Investors and security holders are also urged to carefully review and consider each of Civista’s and United Community’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of Civista and United Community. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Civista Bancshares, Inc., 100 East Water Street, P.O. Box 5016, Sandusky, Ohio 44870, Attn: Dennis G. Shaffer.

PARTICIPANTS IN THE SOLICITATION

Civista, United Community and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Civista’s and United Community’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Civista and their ownership of Civista common shares is set forth in the proxy statement for Civista’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 15, 2018. Information about the directors and executive officers of United Community and their ownership of United Community’s common stock is set forth in the proxy statement for United’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on October 25, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Civista’s and United Community’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described above.